                                   For Immediate Release

                                                                                                                                       NEWS RELEASE

                                   TSX: PFN  OTCBB: PAWEF  Frankfurt: P7J

                                                                                             Toll Free 1.800.667.1870

                                                                                                                                    www.pfncapital.com

Pacific North West Capital Corp. Announces Drill Results

for the Fiedmont PGM Project, Québec

November 6, 2009.  Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) reports that assay results for the 1500 metre drill program completed on the Fiedmont PGM project in March/April 2009 are now available. The drill program was designed to test the along-strike and down-dip continuity of a series of surface showings on the property (see accompanying map for drill hole locations). Surface mineralization consists of disseminated sulphides in silicified gabbroic rocks. Five showings were identified by previous operators, four of which occur along a distinct magnetic trend that appears to be associated with the northern contact of the intrusion. Chip samples from these showings returned grades of up to 1.52 g/t Pt and 4.21g/t Pd over surface widths of 1.0 meters. A drill program completed by the optionor, Kinbauri Gold Corp.,  in 2006 returned grades of up to 0.45 g/t Pt and 1.04 g/t Pd over 5.0 meters apparent width.

PFN’s 2009 drill program failed to intercept significant mineralization in any of the holes. The best assay result from the program was 8 parts per billion (ppb) gold, 302 ppb platinum and 695 ppb palladium over 1.5 metres apparent width.  The project was subsequently put on hold pending re-analysis of humus samples taken by Kinbauri Gold Corp. in 2008. These analyses were completed and interpreted in August and September of 2009, and they have added little new information to the project. As a result, PFN terminated the option agreement with Kinbauri Gold (now owned by Orvana Minerals Corporation.) on October 13, 2009.

Fiedmont March 2009 Drill Plan and Geochemical/Magnetic Anomalies
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Fiedmont Property
Location
Google
FM09-04
FM09-03
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Legend
Pt+Pd Showings
Outline of the Fiedmont Complex
2009 Planned Drill Holes
Geochemical/magnetic Anomalies
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Jonathan Findlay, Ph.D., P.Geo is the qualified person for this press release.

About Orvana Minerals Corp:

Orvana Minerals Corp. (TSX: ORV) is a low-cost gold producer with significant growth opportunities and a strong balance sheet. Orvana owns and operates the Don Mario Mine in Bolivia and is developing two other promising assets: the advanced-stage El Valle-Boinás/Carlés gold-copper project in Northern Spain and Copperwood copper project in Michigan. Additional information is available at Orvana’s website, www.orvana.com .

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, the Company's current option/joint ventures agreements are with Anglo Platinum and First Nickel. In addition, Pacific North West Capital Corp. is also the majority shareholder of Fire River Gold Corp. (FAU: CNSX) who is currently developing the Nixon Fork Gold Mine and Golden Zone Project in Alaska. Pacific North West Capital Corp. is well funded and with an experienced management team has the ability to take advantage of the tremendous opportunities that are available in the mining sector today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our PGM and base metals division and to look for special situations and under-funded projects in the resource sector.

Pacific North West Capital Corp. has approximately $6.7 million in working capital and securities.

Further Information:  Tel: +1.604.685.1870  Fax: +1.604.685.8045

Email:  info@pfncapital.com, or visit www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this releas

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

November 6, 2009